                            Quarterly Report 2Q 2004

[LOGO] GERDAU AMERISTEEL

Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

- Safety

- Integrity

- Customer Driven Culture

- Investment in People, Processes, and Technology

- Engaged Employees

- Open Communication

- Community and Environmental Awareness

- Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2003 Annual Report. The following discussion of financial condition and results of operations is dated August 3, 2004 and should be read together with the consolidated statements and the accompanying notes contained in that report. Gerdau Ameristeel's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP"). Prior period results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. See "Note 12" to the Company's financial statements for the three and six month periods ended June 30, 2004 for more information on the differences between U.S. GAAP and Canadian GAAP as they relate to the results of the Company. Prior year results have been presented under U.S. GAAP for comparative purposes.

OVERVIEW

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through a vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, the Company primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers, or OEMs, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing.

The Company's operations are segmented into two operating divisions, minimills and downstream operations. Gerdau Ameristeel owns and operates seven minimills in the United States and three in Canada and also has a 50% interest in an eleventh minimill, Gallatin Steel, located in Kentucky, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and flat rolled sheet. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Four of the mills are provided scrap from an internal network of 13 scrap recycling facilities. The Company's downstream operations are secondary value-added steel businesses. These steel fabricating and product manufacturing operations process steel principally produced in the Company's minimills.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of seven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, wire mesh and collated nails.

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RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2004, COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2004, and for the three months ended June 30, 2003.

(US$ IN THOUSANDS)

                                                  THREE MONTHS ENDED        THREE MONTHS ENDED        % OF SALES
                                                JUNE 30,        % OF       JUNE 30,        % OF        INCREASE    $ INCREASE
                                                 2004           SALES        2003          SALES      (DECREASE)    (DECREASE)
                                              ------------------------   ------------------------     ------------------------
Finished Steel Shipments (Tons)
Rebar                                             326,292                    388,461
Merchant/Special Sections                         541,924                    478,709
Rod                                               200,172                    151,142
Fabricated Steel                                  204,269                    173,733
                                              -----------                -----------
                                                1,272,657                  1,192,045
Flat Rolled (Joint Venture)                       188,034                    192,665
                                              -----------                -----------
      Total                                     1,460,691                  1,384,710

Net Sales                                     $   733,774      100.0%    $   440,797       100.0%                  $  292,977
                                              -----------                -----------

Operating Expenses

     Cost of sales                                556,288       75.8%        399,580        90.6%        (14.8)%      156,708
     Selling and administrative                    22,779        3.1%         18,241         4.1%         (1.0)%        4,538
     Depreciation                                  18,973        2.6%         17,027         3.9%         (1.3)%        1,946
     Other operating (income) expense                (510)      (0.1)%         1,602         0.4%         (0.4)%       (2,112)
                                              -----------      -----     -----------       -----         ------    ----------

                                                  597,530       81.4%        436,450        99.0%        (17.6)%      161,080

Income from Operations                            136,244       18.6%          4,347         1.0%         17.6%       131,897

Earnings from joint ventures                       36,184        4.9%          1,176         0.3%          4.6%        35,008
                                              -----------      -----     -----------       -----         ------    ----------

Income before other expenses & income taxes       172,428       23.5%          5,523         1.3%         22.2%       166,905

Other Expenses

     Interest, net                                 10,039        1.4%         15,840         3.6%         (2.2)%       (5,801)
     Foreign exchange loss                            418        0.1%            262         0.1%          0.0%           156
     Amortization of deferred financing
       costs                                          626        0.1%          3,204         0.7%         (0.6)%       (2,578)
                                              -----------      -----     -----------       -----         ------    ----------
                                                   11,083        1.5%         19,306         4.4%         (2.9)%       (8,223)

Income (loss) before income taxes                 161,345       22.0%        (13,783)       (3.1)%        25.1%       175,128

Income tax expense (benefit)                       55,879        7.6%         (6,897)       (1.6)%         9.2%        62,776

                                              -----------      -----     -----------       -----         ------    ----------
Net income (loss)                             $   105,466       14.4%    $    (6,886)       (1.5)%        15.9%    $  112,352
                                              ===========      =====     ===========       =====         ======    ==========
Earnings (loss) per common share - basic      $      0.48                $     (0.03)
Earnings (loss) per common share - diluted    $      0.48                $     (0.03)

                                          THREE MONTHS  THREE MONTHS
                                             ENDED         ENDED
                                            JUNE 30,      JUNE 30,      $ INCREASE     % INCREASE
                                              2004         2003          (DECREASE)     (DECREASE)
                                          ------------  ------------    -----------    -----------
Weighted Average Selling Price ($/ton)

    Mill external shipments                 $509.61       $302.79         $206.82         68.3%

    Fabricated steel shipments               565.63        432.89          132.74         30.7%

Scrap charges - $/ton                        166.82        112.58           54.24         48.2%

Metal spread ($/ton) -  Mill external
shipments                                    342.79        190.21          152.58         80.2%

Mill manufacturing cost                      191.83        165.52           26.31         15.9%

Net sales: Finished tons shipped for the three months ended June 30, 2004 increased 75,981 tons, or 5.5%, compared to the three months ended June 30, 2003. Average mill finished goods selling prices were $510 per ton for the three months ended June 30, 2004, up approximately $207 per ton or 68.3% from the average selling prices for the three months ended June 30, 2003. The increase in selling prices is the result of price increases over the last several months in conjunction with the dramatic rise in scrap and other raw materials costs. Scrap raw material costs increased 48.2% to $167 per ton for the three months ended June 30, 2004, compared to $113 per ton for the three months ended June 30, 2003. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply have created volatility in scrap prices previously unseen.

Cost of sales: Cost of sales as a percentage of net sales decreased 14.8% for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003. The decrease in the second quarter of 2004 is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended June 30, 2004, average scrap costs represented approximately 53% of mill production costs compared to approximately 46% for the same period in 2003. Mill manufacturing costs were approximately 15.9% higher in the second quarter of 2004 compared to the second quarter of 2003 primarily as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses.

Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2004 increased $4.5 million compared to the three months ended June 30, 2003. Included in selling and administrative expenses for the three months ended June 30, 2004 is a non-cash pretax expense of $1.7 million to mark to market outstanding stock appreciation rights (SARs) and other equity based compensation held by employees. Other selling and administrative expenses increased $2.8 million for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003. The increase is due to increased professional service fees and increased salaries and benefits due to an increase in headcount.

Depreciation: Depreciation expense for the three months ended June 30, 2004 increased $1.9 million when compared to the three months ended June 30, 2003. The increase in depreciation for the three months ended June 30, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense (income): Other operating income for the three months ended June 30, 2004 was a $0.5 million gain for the mark-to-market of trading securities. Other operating expense for the three months ended June 30, 2003 was approximately $1.6 million which includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs and fabricating plant shutdown expenses of $0.9 million. The charges were offset by income of $1.1 million in electric power rebates from the Province of Ontario for the Whitby and Cambridge mills.

Income from operations: As a percent of net sales, operating income for the second quarter of 2004 was 18.6% compared to the operating income of 1.0% for the second quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $153 per ton for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. The improvement in metal spread is the primary factor for the increased operating income in the second quarter of 2004.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $36.2 million for the three months ended June 30, 2004 compared to $1.2 million for the three months ended June 30, 2003. The increase in joint venture earnings in the second quarter 2004 compared to second quarter 2003 is also due to increased metal spread at the Company's Gallatin Steel joint venture with selling price increases outpacing the increase in scrap and raw materials costs.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $8.4 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Included in deferred financing costs for the three months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt associated with the refinancing completed in June 2003. The net decrease in expense for the three months ended June 30, 2004 reflects the favorable effect of mark to market on interest rate swaps and lower interest expense on reduced debt levels.

Income taxes: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the three months ended June 31, 2004 and 2003. Income tax credits decreased income tax expense approximately $3.0 million in the three months ended June 30, 2004 and increased income tax benefit approximately $2.6 million in the three months ended June 30, 2003 reflecting a consolidated provision of approximately 35% and 50% respectively.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $741.0 million for three months ended June 30, 2004 from $439.2 million for the three months ended June 30, 2003. Mills segment sales include sales to the downstream segment of $143.2 million and $81.5 million for the three months ended June 30, 2004 and 2003, respectively. Mills segment operating income for three months ended June 30, 2004 was $138.7 million compared to an operating loss of $5.4 million for the three months ended June 30, 2003, an increase of $144.1 million. The increase in operating income in the second quarter of 2004 is primarily the result of higher selling prices, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $136.0 million for the three months ended June 30, 2004 from $83.1 million for the three months ended June 30, 2003. Downstream segment operating income for the three months ended June 30, 2004 was $10.7 million compared to $3.1 million for the three months ended June 30, 2003, an increase of $7.7 million. The increase is primarily due to an increase in average selling prices of $133 per ton.

See "Note 11" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three and six month periods ended June 30, 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. The reader is cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income (loss) is shown below:

                                                   FOR THE THREE MONTHS ENDED
                                                 -------------------------------
                                                 June 30, 2004     June 30, 2003
                                                 -------------     -------------
($000s)
   Net income (loss)                              $   105,466       $    (6,886)
   Income tax expense (benefit)                        55,879            (6,897)
   Interest and other expense on debt                  10,040            15,840
   Depreciation and amortization                       19,597            20,231
   Earnings from joint ventures                       (36,184)           (1,176)
   Cash distribution from joint ventures               14,000                 -
                                                  -----------       -----------
   EBITDA                                         $   168,798       $    21,112
                                                  ============      ===========

SIX MONTHS ENDED JUNE 30, 2004, COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2004, and for the six months ended June 30, 2003.

(US$ IN THOUSANDS)

                                                   SIX MONTHS ENDED             SIX MONTHS ENDED            % OF SALES
                                                JUNE 30,          % OF       JUNE 30,          % OF          INCREASE   $ INCREASE
                                                  2004            SALES       2003             SALES        (DECREASE)  (DECREASE)
                                              -------------------------    --------------------------       ----------------------
Finished Steel Shipments (Tons)

Rebar                                             698,220                       792,654
Merchant/Special Sections                       1,144,321                       983,580
Rod                                               397,270                       292,598
Fabricated Steel                                  365,822                       317,928
                                              -----------                  ------------
                                                2,605,633                     2,386,760
Flat Rolled (Joint Venture)                       379,566                       365,215
                                              -----------                  ------------
      Total                                     2,985,199                     2,751,975

Net Sales                                     $ 1,352,727          100%    $    857,360          100%                   $  495,367

Operating Expenses
     Cost of sales                              1,097,545         81.1%         791,279         92.3%         (11.2)%      306,266
     Selling and administrative                    43,819          3.2%          35,272          4.1%          (0.9)%        8,547
     Depreciation                                  37,887          2.8%          35,152          4.1%          (1.3)%        2,735
     Other operating (income)                      (1,471)        (0.1)%           (179)         0.0%          (0.1)%       (1,292)
                                              -----------         ----     ------------        -----          ------    ----------
                                                1,177,780         87.1%         861,524        100.5%         (13.4)%      316,256

Income (loss) from Operations                     174,947         12.9%          (4,164)        (0.5)%         13.4%       179,111

Earnings from joint ventures                       45,695          3.4%           4,862          0.6%           2.8%        40,833
                                              -----------         ----     ------------        -----          ------    ----------
Income before other expenses & income taxes       220,642         16.3%             698          0.1%          16.2%       219,944

Other Expenses

     Interest, net                                 28,059          2.1%          25,923          3.0%          (0.9)%        2,136
     Foreign exchange loss (gain)                     675          0.0%            (571)        (0.1)%          0.1%         1,246
     Amortization of deferred financing costs       1,248          0.1%           3,578          0.4%          (0.3)%       (2,330)
                                              -----------         ----     ------------        -----          ------    ----------
                                                   29,982          2.2%          28,930          3.4%          (1.2)%        1,052

Income (loss) before income taxes                 190,660         14.1%         (28,232)        (3.3)%         17.4%       218,892

Income tax expense (benefit)                       63,689          4.7%         (14,818)        (1.7)%          6.4%        78,507
                                              -----------         ----     ------------        -----          ------    ----------

Income (loss) before minority interest            126,971          9.4%         (13,414)        (1.6)%         11.0%       140,385
Minority interest                                       -          0.0%             217          0.0%           0.0%          (217)
                                              -----------         ----     ------------        -----          ------    ----------
Net income (loss)                             $   126,971          9.4%    $    (13,197)        (1.5)%         10.9%    $  140,168
                                              ===========         ====     ============        =====          ======    ==========
Earnings (loss) per common share - basic      $      0.61                  $      (0.07)
Earnings (loss) per common share - diluted    $      0.60                  $      (0.07)

                                          SIX MONTHS ENDED   SIX MONTHS ENDED
                                              JUNE 30,           JUNE 30,          $ INCREASE    % INCREASE
                                                2004              2003             (DECREASE)    (DECREASE)
                                          ----------------   ----------------      ----------    ----------
Weighted Average Selling Price ($/ton)

    Mill external shipments                    $450.32            $298.79            $151.53         50.7%

    Fabricated steel shipments                  533.91             430.05             103.86         24.2%

Scrap charges - $/ton                           170.62             109.33              61.29         56.1%

Metal spread ($/ton) - Mill
external shipments                              279.70             189.46              90.24         47.6%

Mill manufacturing cost                         191.24             169.25              21.99         13.0%

Net sales: Finished tons shipped for the six months ended June 30, 2004 increased 233,224 tons, or 8.5%, compared to the six months ended June 30, 2003. The increase in tons reflects stronger steel demand from the prior year. Average mill finished goods selling prices increased $152 per ton, or 50.7%, from the average selling prices for the six months ended June 30, 2003. Selling price increases were partially offset by scrap raw material costs that increased 56.1% for the six months ended June 30, 2004, compared to the six months ended June 30, 2003. In 2004, the Company and other minimill producers have increased steel selling prices in response to higher scrap and other manufacturing costs. Strong demand for scrap materials from China, combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries has increased the attractiveness of scrap material exports pushing the cost of scrap raw material up dramatically. Also, resurgence in domestic steel capacity utilization and declines in global scrap supply has added volatility to scrap prices.

Cost of sales: Cost of sales as a percentage of net sales decreased 11.2% for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. The decrease is primarily attributable to sales revenue increasing greater than the increase in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the six months ended June 30, 2004, average scrap costs represented approximately 54% of mill production costs, compared to approximately 44% for the same period in 2003. Mill manufacturing costs were approximately 13.0% higher as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses.

Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2004 increased $8.5 when compared to the six months ended June 30, 2003. Included in selling and administrative expenses for the six months ended June 30, 2004 is a non-cash pretax expense of $3.6 million to mark to market outstanding stock appreciation rights (SARs) and other equity based compensation held by employees. Other selling and administrative expenses increased $4.9 million for the six months ended June 30, 2004 when compared to the six months ended June 30, 2003. The increase is due to increased professional service fees and increased salaries and benefits due to an increase in headcount.

Depreciation: Depreciation for the six months ended June 30, 2004 increased $2.7 million when compared to the six months ended June 30, 2003. The increase in depreciation for the six months ended June 30, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service during the last twelve months.

Other operating income: Other operating income for the six months ended June 30, 2004 was $1.5 million primarily from an insurance settlement relating to a power interruption claim from a prior year and a gain from mark-to- market of trading securities. Other operating income for the six months ended June 30, 2003 was approximately $0.2 million which includes a $1.8 million charge for a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs and fabricating plant shutdown expense of $1.1 million and a $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill.

Income from operations: As a percent of net sales, operating income for the second quarter of 2004 was 13.0% compared to an operating loss of 0.5% for the second quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 47.6% to $280 per ton for the six months ended June 30, 2004 from $189 per ton for the six months ended June 30, 2003. The improvement in metal spread is the primary factor for the increase in operating income in 2004. The increase in operating income in 2004 compared to second quarter 2003 is also due to better operating performance at the Whitby, Perth Amboy and Sayreville mills.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $45.7 million for the six months ended June 30, 2004 compared to $4.9 million for the six months ended June 30, 2003. Increased metal spread at Gallatin Steel is the primary contributor of the increase in joint venture earnings in 2004.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $0.2 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Included in the deferred finance costs for the six months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs of the extinguished debt. The net decrease in expense for 2004 reflects the favorable effect of mark to market on interest rate swaps and lower interest expense on reduced debt levels.

Income taxes: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the six months ended June 30, 2004 and 2003. Income tax credits decreased income tax expense approximately $6.0 million in the six months ended June 30, 2004 and increased income tax benefit approximately $5.2 million in the six months ended June 30, 2003 reflecting a consolidated provision of approximately 35% for the six months ended June 30, 2004 and approximately 52% for the six months ended June 30, 2003.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1,403.6 million for six months ended June 30, 2004 from $863.4 million for the six months ended June 30, 2003. Mills segment sales include sales to the downstream segment of $272.3 million and $151.6 million for the six months ended June 30, 2004 and 2003, respectively. Mills segment operating income for six months ended June 30, 2004 was $181.9 million compared to $3.6 million operating loss for the six months ended June 30, 2003, an increase of $185.5 million. The increase in operating income in the second quarter of 2004 is primarily the result of higher selling prices, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $221.5 million for the six months ended June 30, 2004 from $145.4 million for the six months ended June 30, 2003. Downstream segment operating income for the six months ended June 30, 2004 was $14.0 million compared to $7.4 million for the six months ended June 30, 2003, an increase of $6.6 million. The increase in profit is primarily due to increased average selling prices of $104 per ton.

See "Note 11" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three and six month periods ended June 30, 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: Reconciliation of EBITDA to net income for the six month periods is shown below:

                                                FOR THE SIX MONTHS ENDED
                                             -------------------------------
                                             June 30, 2004     June 30, 2003
                                             -------------------------------
($000s)
     Net income (loss)                         $ 126,971        $ (13,197)
     Income tax expense (benefit)                 63,689          (14,818)
     Interest and other expense on debt           28,059           25,923
     Depreciation and amortization                39,134           38,730
     Earnings from joint ventures                (45,695)          (4,862)
     Cash distribution from joint ventures        15,799            1,799
     Minority interest                                 -             (217)
                                               ---------        ---------
     EBITDA                                    $ 227,957        $  33,358
                                               =========        =========

CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended June 30, 2004 and 2003, net income (loss) was $109.5 million and $ (6.1) million, an increase of $4.0 million and $778 thousand as compared to U.S. GAAP, respectively. Under Canadian GAAP for the six months ended June

30, 2004 and 2003, net income (loss) was $131.7 million and $(12.0) million, an increase of $4.7 million and $1.2 million as compared to U.S. GAAP, respectively. The material differences between Canadian GAAP and U.S. GAAP are described in Note 12 to the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and 2004. The following is a summary of these differences:

      - Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

      - As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment. As a result, depreciation expense under U.S. GAAP is higher.

      - Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

      - Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

      - Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the six months ended June 30, 2004 was $51.6 million compared to net cash used by operations of $19.2 million for the six months ended June 30, 2003. For the six months ended June 30, 2004, accounts receivable increased by $102.3 million as a result of increased sales volumes and higher selling prices. Inventories have increased in 2004 by $75.3 million as a result of higher cost inventories of scrap, billets and finished products caused by the dramatic increase in scrap costs. Also as a result of the increased cost of scrap, accounts payable has increased by $34.1 million in 2004.

Investing activities: Net cash used in investing activities was $37.6 million in the six months ended June 30, 2004 compared to $21.7 million in the six months ended June 30, 2003. For the six months ended June 30, 2004, capital expenditures totalled $26.4 million. In March 2004, the Company acquired the operating assets of Potter Form & Tie Co., a rebar fabricator in the Midwest United States for $11.1 million in cash. Also, in 2004, the Company received a $1.8 million cash dividend and $14 million return of capital from its joint venture investment.

Financing activities: Net cash used by financing activities was $6.8 million in the six months ended June 30, 2004 compared to of $54.5 million in the six months ended June 30, 2003. Revolving credit payments were $130.1 million in 2004. Also, in the first quarter 2004, the Company obtained a short term $25.0 million loan, guaranteed by Gerdau S.A., from a Brazilian bank.

On April 16, 2004, the Company issued 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million ($131.3 million
Cdn). The proceeds will be used for general corporate purposes, which include capital expenditures, working capital and repayment of debt. The Company believes it has sufficient sources of liquidity to meet its working capital requirements. (See Credit facilities and indebtedness.)

OUTSTANDING SHARES

As of the date of this management's discussion and analysis, the Company had outstanding 225,089,337 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At June 30, 2004, there was $36.0 thousand outstanding and $298.6 million available under the Senior Secured Credit Facility compared to $135.0 million outstanding and $130.3 available at December 31, 2003.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. Term Loan: At June 30, 2004, AmeriSteel Bright Bar, Inc. had a $2.9 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $27.4 million of industrial revenue bonds outstanding as of June 30, 2004. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June, 2003, $35.0 million of the notes were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.) In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $1.0 million of capital leases as of June 30, 2004.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $26.4 million on capital projects in the six months ended June 30, 2004 compared to $21.8 million in the same period in 2003. The Company expects to spend an aggregate of approximately $70.0 million on capital projects in 2004 which includes approximately $28.0 million in carryover projects from fiscal 2003. Major capital projects in 2004 include caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of June 30, 2004.

                                                        Less than
Contractual Obligations ($000s)                Total     one Year   1 - 3 Years   4 - 5 Years    After 5 Years
-------------------------------                -----    ---------   -----------   -----------    -------------
 Long-term debt (1)                          $457,484   $ 29,182     $  1,034       $  1,183       $426,085
 Operating leases (2)                          70,688     12,119       22,238          8,000         28,331
 Capital expenditures (3)                      66,049     46,234       19,815              -              -
 Unconditional purchase obligations (4)        40,865     40,865            -              -              -
 Pension funding obligations (5)                6,452      6,452            -              -              -
                                             --------   --------     --------       --------       --------
   Total contractual obligations             $641,538   $134,852     $ 43,087       $  9,183       $454,416
                                             ========   ========     ========       ========       ========

(1) Total amounts are included in the June 30, 2004 consolidated balance sheet. See Note 8, Long-term Debt, to the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2004.

(3)   Purchase obligations for capital expenditure projects in progress.

(4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included only for 2004 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principals that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances. In any given reporting period, the actual results of the Company may differ from the estimates and assumptions used.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has discussed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

OTHER MATTERS

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (FIN 46). In December 2003, the FASB issued a revised version of FIN 46. Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons (also known as "special purpose entities") that require consolidation with the Company and believes it is in compliance with FIN 46R. The consolidated financial statements include the accounts of Gerdau Ameristeel and its subsidiaries. Intercompany items and transactions are eliminated in consolidation.

RISKS AND UNCERTAINTIES

THE COMPANY IS HIGHLY LEVERAGED WHICH MAY HAVE IMPORTANT CONSEQUENCES.

The high degree of leverage could have the following consequences:

      - it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

      - a substantial portion of the Company's cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

      - certain of the Company's borrowings, including borrowings under the Senior Secured Credit Facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

      - it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

      - the Company may be vulnerable in a downturn in general economic conditions; and

      - the Company may be unable to make capital spending that is important to its growth and strategies.

DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Due to foreign economic policies and excess global steel capacity, steel bar products are imported into the United States, sometimes at prices below their production and export costs. Therefore, it is possible that unfairly priced imports could enter into the North American markets in the future resulting in price depression which would adversely affect the Company's ability to compete and maintain sufficient sales levels and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE WILL CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is highly cyclical in nature and is affected significantly by economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, transportation, machinery and equipment industries, which are significant markets for the Company's products. Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. These markets are also cyclical in nature affecting the demand for the Company's finished products.

Economic events or conditions such as an economic downturn, an increase in steel imports, an increase in steel production resulting in over-supply of steel products in our markets, an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies or other events that the Company cannot predict, can have an adverse affect on the steel industry in general and on the Company's financial condition and results of operations.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. The increasing rate of worldwide steel scrap consumption, especially in China, has placed unprecedented upward and extremely volatile pressure on the price of steel scrap. Scrap material prices are currently at historical high levels with extreme month to month fluctuations. The availability of scrap and prices for scrap are subject to market forces largely beyond the Company's control. If scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 25% of the Company's employees are represented by the United Steelworkers of America under four collective bargaining agreements. The agreements have different expiration dates beginning in 2005. The Company may be unable to successfully negotiate new collective bargaining agreements without labor disruption. Labor organizing activities could occur at the Company's other facilities or at other companies which the Company is dependent on for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

On March 25, 2004, the Company reached an agreement with United Steelworkers members at the Company's Whitby, Ontario steel mill extending the labor contract at the Whitby mill through February 28, 2007.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust is subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

INFLATION MAY AFFECT THE COMPANY'S PROFITABILITY.

The Company's primary costs include steel scrap, energy and labor, all of which can be affected by inflationary conditions. The Company's ability to increase selling prices due to inflationary increases generally depends on market and economic conditions in the North American steel industry, including the level of construction activity.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the Senior Secured Credit Facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Also, the Company has, from time to time, entered into interest rate swaps to reduce interest rate risk and interest expense. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans which are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

OUTLOOK

The results for the first six months of 2004 set a record for Gerdau Ameristeel. This earnings performance also highlights the unpredictable and volatile nature of today's domestic steel industry. The effects of globalization and domestic industry consolidation have drastically changed the traditional market dynamics for steel. These emerging factors present new challenges in defining strategic decisions and in projecting the magnitude and duration of market cycles.

This dramatic swing in earnings performance in 2004 from 2003 is a clear reminder of the cyclical and unpredictable nature of our business. Throughout 2003 and the first half of 2004, the industry experienced rampant raw material cost escalation and pursued progressive steel price relief to restore reasonable margins. The opportune timing of the CoSteel merger in late 2002 and notable improvements in employee productivity can be credited as a contributing factor, but the magnitude and sudden surge of this earnings turnaround is primarily attributable to favorable changes in market conditions.

For the future, the key unknown is the sustainability of this positive industry trend in an uncertain political, economic and globally competitive environment. Gerdau Ameristeel's manufacturing facilities have significantly increased steel production, and overall steel capacity utilization is running at optimum levels. Despite strong levels of domestic steel production, the overall market continues to experience availability constraints due to seasonal high demand and reduced levels of alternative import sources. Gerdau Ameristeel's challenge is to continue to accommodate customer demands with the Canadian mills having maintenance outages scheduled during the next quarter and avoid disruptions from the installation of new equipment.

/s/ Jorge Gerdau Johannpeter                     /s/ Phillip E. Casey
Jorge Gerdau Johannpeter,                        Phillip E. Casey
Chairman of the Board                            President and CEO
August 3, 2004

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                              JUNE 30,    DECEMBER 31,
                                                                2004         2003
                                                            -----------   ------------
ASSETS

CURRENT ASSETS
         Cash and cash equivalents                          $    16,886   $      9,950
         Accounts receivable, net                               304,731        205,226
         Inventories (note 5)                                   427,259        352,842
         Deferred tax assets                                     13,269         13,269
         Other current assets                                    17,469         20,701
                                                            -----------   ------------
                 TOTAL CURRENT ASSETS                           779,614        601,988

INVESTMENTS (note 7)                                            161,834        132,314
PROPERTY, PLANT AND EQUIPMENT  (note 6)                         780,475        795,063
GOODWILL                                                        117,915        116,564
DEFERRED FINANCING COSTS                                         14,906         16,063
DEFERRED TAX ASSETS                                               7,592         15,045
OTHER ASSETS                                                        100             72
                                                            -----------   ------------

TOTAL ASSETS                                                $ 1,862,436   $  1,677,109
                                                            ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable                                   $   242,208   $    208,664
         Accrued salaries, wages and employee benefits           32,494         29,732
         Accrued interest                                        21,190         23,730
         Other current liabilities                               54,809         34,357
         Bank indebtedness  (note 8)                              3,021          1,524
         Current portion of long-term borrowings (note 8)        26,161          1,250
                                                            -----------   ------------
                TOTAL CURRENT LIABILITIES                       379,883        299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION  (note 8)            428,302        562,703
CONVERTIBLE DEBENTURES                                           74,751         78,302
ACCRUED BENEFIT OBLIGATIONS  (note 9)                            82,988         92,996
OTHER LIABILITIES                                                43,540         45,172
DEFERRED TAX LIABILITIES                                         97,528         65,072
                                                            -----------   ------------
TOTAL LIABILITIES                                             1,106,992      1,143,502
                                                            -----------   ------------

SHAREHOLDERS' EQUITY
         Capital stock  (note 10)                               645,737       547,601
         Retained earnings (accumulated deficit)                101,155       (25,816)
         Accumulated other comprehensive income                   8,552        11,822
                                                            -----------   ------------

TOTAL SHAREHOLDERS' EQUITY                                      755,444       533,607
                                                            -----------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 1,862,436   $ 1,677,109
                                                            ===========   ===========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                         THREE MONTHS ENDED            SIX MONTHS ENDED
                                                      JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                                        2004           2003          2004            2003
                                                    -----------    -----------    -----------    -----------
NET SALES                                           $   733,774    $   440,797    $ 1,352,727    $   857,360

OPERATING EXPENSES
     Cost of sales                                      556,288        399,580      1,097,545        791,279
     Selling and administrative                          22,779         18,241         43,819         35,272
     Depreciation                                        18,973         17,027         37,887         35,152
     Other operating (income) expense                      (510)         1,602         (1,471)          (179)
                                                    -----------    -----------    -----------    -----------
                                                        597,530        436,450      1,177,780        861,524
                                                    -----------    -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS                           136,244          4,347        174,947         (4,164)

EARNINGS FROM JOINT VENTURES                             36,184          1,176         45,695          4,862
                                                    -----------    -----------    -----------    -----------

INCOME  BEFORE OTHER EXPENSES AND INCOME TAXES          172,428          5,523        220,642            698

OTHER EXPENSES
     Interest, net                                       10,039         15,840         28,059         25,923
     Foreign exchange (gain) loss                           418            262            675           (571)
     Amortization of deferred financing costs               626          3,204          1,248          3,578
                                                    -----------    -----------    -----------    -----------
                                                         11,083         19,306         29,982         28,930
                                                    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                       161,345        (13,783)       190,660        (28,232)

INCOME TAX EXPENSE (BENEFIT)                             55,879         (6,897)        63,689        (14,818)
                                                    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE MINORITY INTEREST                  105,466         (6,886)       126,971        (13,414)

MINORITY INTEREST                                             -              -              -            217
                                                    -----------    -----------    -----------    -----------

NET INCOME (LOSS)                                   $   105,466    $    (6,886)   $   126,971    $   (13,197)
                                                    ===========    ===========    ===========    ===========

EARNINGS (LOSS) PER COMMON SHARE - BASIC            $      0.48    $     (0.03)   $      0.61    $     (0.07)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED          $      0.48    $     (0.03)   $      0.60    $     (0.07)

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (US$ in thousands)
(Unaudited)

                                                                             RETAINED
                                                                             EARNINGS       ACCUMULATED OTHER
                                           NUMBER OF        INVESTED       (ACCUMULATED       COMPREHENSIVE
                                            SHARES           CAPITAL         DEFICIT)         INCOME (LOSS)        TOTAL
                                          -----------      -----------     ------------       -----------       -----------
BALANCE-

   DECEMBER 31, 2002                      184,892,360      $   513,400      $      (107)      $   (20,094)      $   493,199
                                                                                                                -----------

Comprehensive income:
   Net loss                                         -                -          (13,197)                -           (13,197)
   Other comprehensive income:
      Unrealized loss on cash flow
      hedge                                         -                -                -             3,550             3,550
      Foreign exchange                              -                -                -            28,630            28,630
                                                                                                                -----------
Comprehensive income                                                                                                 18,983
                                          -----------      -----------      -----------       -----------       -----------
   Acquisition of minority interest        13,198,501           34,201                -                 -            34,201
                                          -----------      -----------      -----------       -----------       -----------

BALANCE-

   JUNE 30, 2003                          198,090,861      $   547,601      $   (13,304)      $    12,086       $   546,383
                                          -----------      -----------      -----------       -----------       -----------

BALANCE-

   DECEMBER 31, 2003                      198,090,861      $   547,601      $   (25,816)      $    11,822       $   533,607
                                                                                                                -----------
Comprehensive income:
   Net income                                       -                -          126,971                 -           126,971
   Other comprehensive income:
      Foreign exchange                              -                -                -            (3,270)           (3,270)
                                                                                                                -----------
Comprehensive income                                                                                                123,701
   Stock issuance                          26,800,000           97,771                -                 -            97,771
   Employee stock options                     198,476              365                -                 -               365
                                          -----------      -----------      -----------       -----------       -----------
BALANCE-
   JUNE 30, 2004                          225,089,337      $   645,737      $   101,155       $     8,552       $   755,444
                                          -----------      -----------      -----------       -----------       -----------

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                      THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                     JUNE 30,     JUNE 30,         JUNE 30,     JUNE 30,
                                                                      2004         2003              2004         2003
                                                                    ---------    ---------        ---------    ---------
OPERATING ACTIVITIES
Net income (loss)                                                   $ 105,466    $  (6,886)       $ 126,971    $ (13,197)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Depreciation                                                      18,973       17,027           37,887       35,152
     Amortization                                                         626        3,204            1,248        3,578
     Deferred income taxes                                             33,891       (5,368)          38,032      (12,234)
     (Gain) on disposition of property, plant and equipment                 -         (426)               -         (330)
     Foreign exchange on related party loans                                -        3,867                -        7,241
     (Income) from joint ventures                                     (36,184)      (1,176)         (45,695)      (4,862)
     Distributions from Joint Ventures                                 14,000            -           15,799        1,799

Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable                                              (13,051)       8,062         (102,336)     (57,117)
     Inventories                                                      (38,960)     (15,959)         (75,326)      (2,610)
     Other assets                                                       2,094       (4,371)           1,042       (9,162)
     Liabilities                                                      (19,669)      (9,059)          53,989       32,533
                                                                    ---------    ---------        ---------    ---------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    67,186      (11,085)          51,611      (19,209)

INVESTING ACTIVITIES
     Additions to property, plant and equipment                       (15,217)     (11,856)         (26,429)     (21,780)
     Acquisitions                                                           -            -          (11,127)           -
     Proceeds from dispositions of property, plant, and
     equipment                                                              -            5                -           77
                                                                    ---------    ---------        ---------    ---------

NET CASH USED IN INVESTING ACTIVITIES                                 (15,217)     (11,851)         (37,556)     (21,703)

FINANCING ACTIVITIES
     Proceeds from issuance of new debt                                     -      542,357           25,000      542,357
     Revolving credit (payments)                                     (149,275)    (468,949)        (130,072)    (474,199)
     Increase in related party loans payable                                -      (30,000)               -            -
     Additions to deferred financing costs                                  -      (13,378)               -      (13,419)
     Changes in minority interest                                           -            -                -         (218)
     Proceeds from issuance of employee stock purchases                   170            -              365            -
     Proceeds from the issuance of common stock                        97,889            -           97,889            -
                                                                    ---------    ---------        ---------    ---------

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                   (51,216)      30,030           (6,818)      54,521
                                                                    ---------    ---------        ---------    ---------

Effect of exchange rate changes on cash and cash equivalents             (155)         319             (301)         (40)
                                                                    ---------    ---------        ---------    ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                     598        7,413            6,936       13,569

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       16,288       18,698            9,950       12,542

                                                                    ---------    ---------        ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $  16,886    $  26,111        $  16,886    $  26,111
                                                                    =========    =========        =========    =========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report and Note 12 which describes the significant differences between Canadian and U.S. GAAP. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and six month periods ended June 30, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net income (loss) and earnings (loss) per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods. The following assumptions were used:

Expected dividend yield                      0%
 Expected share price volatility            55%
 Risk-free rate of return                    4%
Expected period until exercise            5 years

(Amounts in $000 except per share data)

                                      FOR THE THREE MONTHS ENDED             FOR THE SIX MONTHS ENDED
                                   JUNE 30, 2004       JUNE 30, 2003      JUNE 30, 2004    JUNE 30, 2003
                                   -------------       -------------      -------------    -------------
Net income (loss), as reported      $   105,466         $    (6,886)       $   126,971      $   (13,197)
Pro forma stock-based
  compensation cost                          67                 124                136              248
                                    -----------         -----------        -----------      -----------
Pro forma, net income (loss)        $   105,399         $    (7,010)       $   126,835      $   (13,445)

Earnings per share
  Basic, as reported                $      0.48         $     (0.03)       $      0.61      $     (0.07)
  Basic, pro forma                  $      0.48         $     (0.04)       $      0.61      $     (0.07)
  Diluted, as reported              $      0.48         $     (0.03)       $      0.60      $     (0.07)
  Diluted, pro forma                $      0.48         $     (0.04)       $      0.60      $     (0.07)

NOTE 3 -- RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore the adoption of FIN 46 had no impact on the Company for the three and six month periods ended June 30, 2004.

NOTE 4 -- ACQUISITIONS

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

NOTE 5 -- INVENTORIES

Inventories consist of the following ($000s):

                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2004            2003
                                                             -----------    ------------
Ferrous and non-ferrous scrap                                $    51,754    $     64,173
Work in-process                                                   51,451          31,764
Finished goods                                                   179,370         151,014
Raw materials (excluding scrap) and operating supplies           144,684         105,891
                                                             -----------    ------------
                                                             $   427,259    $    352,842
                                                             ===========    ============

NOTE 6 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                          AT JUNE 30, 2004

                                                             ACCUMULATED        NET
                                                 COST        DEPRECIATION    BOOK VALUE
                                              -----------    -----------    -----------
Land and improvements                         $    63,020    $    (3,158)   $    59,862
Buildings and improvements                        130,315        (22,775)       107,540
Machinery and equipment                           781,671       (225,484)       556,187
Construction in progress                           43,406              -         43,406
Property, plant and equipment held for sale        13,480              -         13,480
                                              -----------    -----------    -----------
                                              $ 1,031,892    $  (251,417)   $   780,475
                                              ===========    ===========    ===========

                                                        AT DECEMBER 31, 2004

                                                             ACCUMULATED        NET
                                                 COST        DEPRECIATION    BOOK VALUE
                                              -----------    -----------    -----------
Land and improvements                         $    63,175    $    (2,680)   $    60,495
Buildings and improvements                        128,243        (20,327)       107,916
Machinery and equipment                           768,298       (191,597)       576,701
Construction in progress                           36,375              -         36,375
Property, plant and equipment held for sale        13,576              -         13,576
                                              -----------    -----------    -----------
                                              $ 1,009,667    $  (214,604)   $   795,063
                                              ===========    ===========    ===========

NOTE 7 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                              JUNE 30,    DECEMBER 31,
                                                2004         2003
                                              ---------   ------------
BALANCE SHEET
  Current assets                              $  86,096     $ 53,137
  Property, plant and equipment , net            98,316      101,440
  Current liabilities                            24,561       23,224
  Long-term debt                                  3,266        4,259

                                            THREE MONTHS ENDED JUNE 30,
                                                2004          2003
                                              ---------    ---------
STATEMENT OF EARNINGS
  Sales                                       $ 111,619     $ 55,094
  Operating income                               36,867        1,815
  Income before income taxes                     36,808        1,760
  Net Income                                     36,184        1,176

                                             SIX MONTHS ENDED JUNE 30,
                                               2004           2003
                                             ---------     ---------
STATEMENT OF EARNINGS
  Sales                                      $ 190,291      $107,587
  Operating income                              47,134         5,832
  Income before income taxes                    47,023         5,685
  Net Income                                    45,695         4,862

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 8 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15,

2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At June 30, 2004, there was $36 thousand outstanding, at an interest rate of 4.75% and, based upon available collateral under the terms of the agreement, approximately $298.6 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):

                                                                JUNE 30, 2004   DECEMBER 31, 2003
                                                                -------------   -----------------
Senior Notes, 10 3/8% due 2011, net of original issue discount   $ 397,619          $ 397,271
Senior Secured Credit Facility                                          36            135,027
Short term debt                                                     25,000                  -
Industrial Revenue Bonds                                            27,400             27,400
AmeriSteel Bright Bar Term Loan                                      2,887              3,172
Other                                                                4,542              2,607
                                                                 ---------          ---------
                                                                   457,484            565,477
Less current portion                                               (29,182)            (2,774)
                                                                 ---------          ---------
                                                                 $ 428,302          $ 562,703
                                                                 =========          =========

NOTE 9 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                 PENSION BENEFITS               OTHER BENEFIT PLANS
                                                 ----------------               -------------------
                                                THREE MONTHS ENDED               THREE MONTHS ENDED
                                           JUNE 30, 2004   JUNE 30, 2003    JUNE 30, 2004   JUNE 30, 2003
                                           -------------   -------------    -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                   $ 2,454          $ 2,007         $   232         $   220
Interest cost                                    5,593            5,208             546             562
Expected return on plan assets                  (5,239)          (4,626)              -               -
Amortization of transition obligation               43               41               -               -
Amortization of prior service cost                  72              115             (53)              -
Recognized actuarial gain                          582              239               7               -
Settlement loss                                      -               35               -               -
                                               -------          -------         -------         -------
Net periodic benefit cost                      $ 3,505          $ 3,019         $   732         $   782
                                               =======          =======         =======         =======

                                                 PENSION BENEFITS               OTHER BENEFIT PLANS
                                                 ----------------               -------------------
                                                 SIX MONTHS ENDED                SIX MONTHS ENDED
                                           JUNE 30, 2004   JUNE 30, 2003    JUNE 30, 2004   JUNE 30, 2003
                                           -------------   -------------    -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $  4,908        $  4,014          $    464        $    440
Interest cost                                  11,186          10,416             1,092           1,124
Expected return on plan assets                (10,478)         (9,252)                -               -
Amortization of transition obligation              86              82                 -               -
Amortization of prior service cost                144             230              (106)              -
Recognized actuarial gain                       1,164             478                14               -
Settlement loss                                     -              70                 -               -
                                             --------        --------          --------        --------
Net periodic benefit cost                    $  7,010        $  6,038          $  1,464        $  1,564
                                             ========        ========          ========        ========

The Company contributed $13.7 million to its defined benefit pension plans for the six months ended June 30, 2004. The Company expects to contribute an additional $6.5 million during the fiscal year 2004.

NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:

                       Authorized      Issued       Invested Capital
                         Number        Number        (in thousands)
                         ------        ------        --------------
June 30, 2004
   Common               Unlimited     225,089,337     $   645,737

December 31, 2003
   Common               Unlimited     198,090,861     $   547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                 THREE MONTHS ENDED               SIX MONTHS ENDED
                                           JUNE 30, 2004   JUNE 30, 2003    JUNE 30, 2004   JUNE 30, 2003
                                           -------------   -------------    -------------   -------------
Basic earnings (loss) per share:
     Basic net earnings (loss)             $     105,466   $      (6,886)   $     126,971   $     (13,197)

     Average shares outstanding              220,340,150     198,090,861      209,246,286     191,491,610

     Basic net earnings (loss) per share   $        0.48   $       (0.03)   $        0.61   $       (0.07)

Diluted earnings (loss) per share:
     Diluted net earnings (loss)           $     105,466   $      (6,886)   $     126,971   $     (13,197)

Diluted average shares outstanding:
     Average shares outstanding              220,340,150     198,090,861      209,246,286     191,491,610
     Dilutive effect of stock options          1,130,657               -        1,129,880               -

Diluted net earnings (loss) per share      $        0.48   $       (0.03)   $        0.60   $       (0.07)

At June 30, 2004, options to purchase 826,000 (1,367,000 at June 30, 2003)
common shares were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

NOTE 11 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and six month periods ended June 30 are presented below ($000s):

                                              THREE MONTHS ENDED                SIX MONTHS ENDED
                                       JUNE 30, 2004    JUNE 30, 2003    JUNE 30, 2004    JUNE 30, 2003
                                       -------------    -------------    -------------    -------------
Revenue from external customers:

                        Steel mills     $   597,788      $   357,726      $ 1,131,267      $   711,913
                Downstream products         135,986           83,071          221,460          145,447
                                        -----------      -----------      -----------      -----------
                              Total     $   733,774      $   440,797      $ 1,352,727      $   857,360
                                        ===========      ===========      ===========      ===========

               Inter-company sales:

                        Steel mills     $   143,240      $    81,479      $   272,294      $   151,551
                Downstream products               -                -                -
            Corp/eliminations/other        (143,240)         (81,479)        (272,294)        (151,551)
                                        -----------      -----------      -----------      -----------
                              Total     $         -      $         -      $         -      $         -
                                        ===========      ===========      ===========      ===========

                       Total sales:

                        Steel mills     $   741,028      $   439,205      $ 1,403,561      $   863,464
                Downstream products         135,986           83,071          221,460          145,447
            Corp/eliminations/other        (143,240)         (81,479)        (272,294)        (151,551)
                                        -----------      -----------      -----------      -----------
                              Total     $   733,774      $   440,797      $ 1,352,727      $   857,360
                                        ===========      ===========      ===========      ===========

                 Net income (loss):

                        Steel mills     $   138,665      $    (5,376)     $   181,949      $    (3,570)
                Downstream products          10,672            3,065           14,007            7,408
            Corp/eliminations/other         (43,871)          (4,575)         (68,985)         (17,035)
                                        -----------      -----------      -----------      -----------
                              Total     $   105,466      $    (6,886)     $   126,971      $   (13,197)
                                        ===========      ===========      ===========      ===========

                                AS OF JUNE 30, 2004     AS OF DECEMBER 31, 2003
                                -------------------     -----------------------
        Segment assets:
            Steel mills             $1,326,767                $1,212,135
    Downstream products                199,549                   133,654
Corp/eliminations/other                336,120                   331,320
                                    ----------                ----------
                  Total             $1,862,436                $1,677,109
                                    ==========                ==========

NOTE 12 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

        THREE MONTHS ENDED JUNE 30,                          2004        2003
        ---------------------------                         --------   --------
NET (LOSS) INCOME  -- US GAAP .......................       $105,466   $ (6,886)
Adjustment to purchase price allocation relating to
  differences under Canadian GAAP (a) ...............            678        778
Maintenance shutdown accrual (f) ....................          3,377          -
                                                            --------   --------
NET (LOSS) INCOME  -- CANADIAN GAAP .................       $109,521   $ (6,108)
                                                            ========   ========

Net (loss) earnings per share -- Canadian GAAP
    Basic ...........................................       $   0.50   $  (0.03)
    Diluted .........................................       $   0.49   $  (0.03)
                                                            ========   ========

        SIX MONTHS ENDED JUNE 30,                             2004       2003
        -------------------------                           --------   --------
NET (LOSS) INCOME  -- US GAAP .......................       $126,971   $(13,197)
Adjustment to purchase price allocation relating to
  differences under Canadian GAAP (a) ...............          1,356      1,158
Maintenance shutdown accrual (f) ....................          3,377          -
                                                            --------   --------
NET (LOSS) INCOME  -- CANADIAN GAAP .................       $131,704   $(12,039)
                                                            ========   ========

Net (loss) earnings per share -- Canadian GAAP
    Basic ...........................................       $   0.63   $  (0.06)
    Diluted .........................................       $   0.63   $  (0.06)
                                                            ========   ========

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

      Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 7 for summarized financial information in respect of the Company's joint ventures.

      Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) Comprehensive Income

      United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) Derivative Instruments

      The Company early adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting.

(d) Accumulated unfunded pension liability

      Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e) Change in Accounting Policies - Convertible Debentures

      Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between U.S. and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

(f)  Maintenance shutdown accrual

      Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                     CANADIAN GAAP               UNITED STATES GAAP
                                                -----------------------       -----------------------
                                                JUNE 30,   DECEMBER 31,       JUNE 30,   DECEMBER 31,
                                                 2004         2003              2004        2003
                                                -------      -------          -------      -------
                                                   $            $                $            $
ASSETS
Current assets .............................    865,710      655,125          779,614       601,988
Property, plant & equipment ................    900,559      919,207          780,475       795,063
Goodwill ...................................    117,915      116,564          117,915       116,564
Other assets ...............................     22,598       31,312          184,432       163,494

LIABILITIES
Current liabilities (excluding indebtedness)    377,627      319,171          350,701       296,483
Current portion of long-term debt ..........     26,358        3,305           29,182         2,774
Long-term debt .............................    431,568      566,963          428,302       562,703
Other long-term liabilities ................    195,158      220,258          201,280       216,470
Deferred income taxes ......................    101,345       64,355           97,528        65,072

SHAREHOLDERS' EQUITY
Invested capital ...........................    645,737      547,601          645,737       547,601
Retained earnings (deficit) ................    108,938      (22,766)         101,155       (25,816)
Cumulative translation adjustment ..........     20,051       23,321                -             -
Other comprehensive income (b) .............          -            -            8,552        11,822
Total Shareholders' Equity .................    774,726      548,156          755,444       533,607

Changes in shareholders' equity under Canadian GAAP were as follows:

   SIX MONTHS ENDED JUNE 30,                        2004        2003
   -------------------------                        ----        ----
                                                      $           $
Shareholders' equity at beginning of year..        548,156     510,498
Net (loss) earnings .......................        131,704     (12,039)
Employee stock options ....................            365           -
Stock issuance ............................         97,771           -
Unrealized loss on cash flow hedge ........              -       3,550
Foreign currency translation adjustment ...         (3,270)     28,630
Minority interest exchange ................              -      34,201
                                                  --------    --------
Shareholders' equity at end of period .....        774,726     564,840
                                                  ========    ========

The difference in consolidated shareholders' equity may be reconciled as follows:

   SIX MONTHS ENDED JUNE 30,                                    2004       2003
   -------------------------                                    ----       ----
                                                                 $           $
Shareholders' equity based on U.S. GAAP...................    755,444     546,383
Adjust purchase price.....................................      4,406       1,601
Maintenance shutdown accrual..............................      3,377           -
Accumulated unfunded pension (d) .........................     11,499      16,856
                                                              -------     -------
Cumulative increase in net earnings under Canadian GAAP...     19,282      18,457
                                                              -------     -------
Shareholders' equity based on Canadian GAAP...............    774,726     564,840
                                                              =======     =======

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results have been presented under U.S. GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP are described above.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                           DECEMBER 31, 2003
                                                      CANADIAN GAAP
                                                        (RESTATED)      US GAAP
                                                       -----------    -----------
ASSETS
CURRENT ASSETS
       Cash and cash equivalents                       $    10,459    $     9,950
       Accounts receivable, net                            233,331        205,226
       Inventories                                         376,458        352,842
       Deferred tax assets                                  13,269         13,269
       Other current assets                                 21,608         20,701
                                                       -----------    -----------
TOTAL CURRENT ASSETS                                       655,125        601,988

INVESTMENTS                                                      -        132,314
PROPERTY, PLANT AND EQUIPMENT                              919,207        795,063
GOODWILL                                                   116,564        116,564
DEFERRED FINANCING COSTS                                    16,063         16,063
DEFERRED TAX ASSETS                                         15,045         15,045
OTHER ASSETS                                                   204             72
                                                       -----------    -----------
TOTAL ASSETS                                           $ 1,722,208    $ 1,677,109
                                                       ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
       Accounts payable                                $   231,352    $   208,664
       Accrued salaries, wages and employee benefits        29,732         29,732
       Accrued interest                                     23,730         23,730
       Other current liabilities                            34,357         34,357
       Bank indebtedness                                     2,055          1,524
       Current portion of long-term borrowings               1,250          1,250
                                                       -----------    -----------
TOTAL CURRENT LIABILITIES                                  322,476        299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION                 566,963        562,703

CONVERTIBLE DEBENTURES                                      96,719         78,302

ACCRUED BENEFIT OBLIGATIONS                                 74,354         92,996

OTHER LIABILITIES                                           49,185         45,172

DEFERRED TAX LIABILITIES                                    64,355         65,072
                                                       -----------    -----------

TOTAL LIABILITIES                                        1,174,052      1,143,502
                                                       -----------    -----------

SHAREHOLDERS' EQUITY
       Capital stock                                       547,601        547,601
       Accumulated deficit                                 (22,766)       (25,816)
       Accumulated other comprehensive income                    -         11,822
       Cumulative translation adjustment                    23,321              -
                                                       -----------    -----------

TOTAL SHAREHOLDERS' EQUITY                                 548,156        533,607
                                                       -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 1,722,208    $ 1,677,109
                                                       ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                         THREE MONTHS ENDED
                                                            JUNE 30, 2003
                                                    CANADIAN GAAP
                                                      (RESTATED)         US GAAP
                                                      ---------         ---------
 NET SALES                                            $ 495,891         $ 440,797

 OPERATING EXPENSES
      Cost of sales                                     449,334           399,580
      Selling and administrative                         19,719            18,241
      Depreciation                                       20,176            17,027
      Other operating expense (income)                    1,839             1,602
                                                      ---------         ---------
                                                        491,068           436,450
                                                      ---------         ---------

 INCOME (LOSS) FROM OPERATIONS                            4,823             4,347

 EARNINGS FROM JOINT VENTURES                                 -             1,176

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES             4,823             5,523

 OTHER EXPENSES
      Interest, net                                      14,728            15,840
      Foreign exchange (gain) loss                          262               262
      Amortization of deferred financing costs            3,204             3,204
                                                      ---------         ---------
                                                         18,194            19,306
                                                      ---------         ---------

 INCOME (LOSS) BEFORE INCOME TAXES                      (13,371)          (13,783)

 INCOME TAX EXPENSE (BENEFIT)                            (7,263)           (6,897)
                                                      ---------         ---------

 NET INCOME (LOSS)                                    $  (6,108)        $  (6,886)
                                                      =========         =========

 EARNINGS (LOSS) PER COMMON SHARE - BASIC             $   (0.03)        $   (0.03)
 EARNINGS (LOSS) PER COMMON SHARE - DILUTED           $   (0.03)        $   (0.03)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                           SIX MONTHS ENDED
                                                             JUNE 30, 2003
                                                     CANADIAN GAAP
                                                       (RESTATED)          US GAAP
                                                        ---------         ---------
 NET SALES                                              $ 964,947         $ 857,360

 OPERATING EXPENSES
      Cost of sales                                       885,863           791,279
      Selling and administrative                           38,139            35,272
      Depreciation                                         39,918            35,152
      Other operating expense (income)                         58              (179)
                                                        ---------         ---------
                                                          963,978           861,524
                                                        ---------         ---------

 INCOME (LOSS) FROM OPERATIONS                                969            (4,164)

EARNINGS FROM JOINT VENTURES                                    -             4,862

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES                 969               698

 OTHER EXPENSES
      Interest, net                                        23,740            25,923
      Foreign exchange (gain) loss                          3,578              (571)
      Amortization of deferred financing costs               (571)            3,578
                                                        ---------         ---------
                                                           26,747            28,930
                                                        ---------         ---------

 INCOME (LOSS) BEFORE INCOME TAXES                        (25,778)          (28,232)

 INCOME TAX EXPENSE (BENEFIT)                             (13,522)          (14,818)
                                                        ---------         ---------

 INCOME (LOSS) BEFORE MINORITY INTEREST                 $ (12,256)        $ (13,414)

 MINORITY INTEREST                                            217               217
                                                        ---------         ---------

 NET INCOME (LOSS)                                      $ (12,039)        $ (13,197)
                                                        =========         =========

 EARNINGS (LOSS) PER COMMON SHARE - BASIC               $   (0.06)        $   (0.07)
 EARNINGS (LOSS) PER COMMON SHARE - DILUTED             $   (0.06)        $   (0.07)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                            SIX MONTHS ENDED
                                                                              JUNE 30, 2003
                                                                       CANADIAN GAAP
                                                                         (RESTATED)       US GAAP
                                                                        -----------      ---------
OPERATING ACTIVITIES
Net (loss)                                                              $ (12,039)       $ (13,197)
Adjustment to reconcile net (loss) to net cash used in operating activities:
          Depreciation                                                     39,918           35,152
          Amortization                                                      3,578            3,578
          Deferred income taxes                                           (11,729)         (12,234)
          (Gain) Loss on disposition of property, plant and equipment         (93)            (330)
          Unrealized foreign exchange on related party loans                7,241            7,241
          (Income) from joint ventures                                          -           (4,862)
          Distributions from joint ventures                                     -            1,799

Changes in operating assets and liabilities, net of acquisitions:
          Accounts receivable                                             (63,646)         (57,117)
          Inventories                                                       1,479           (2,610)
          Other assets                                                     (7,884)          (9,162)
          Liabilities                                                      29,185           32,533
                                                                        ---------        ---------
NET CASH USED IN OPERATING ACTIVITIES                                     (13,990)         (19,209)

INVESTING ACTIVITIES
          Additions to property, plant and equipment                      (24,222)         (21,780)
          Proceeds from dispositions                                           77               77
                                                                        ---------        ---------
NET CASH USED IN INVESTING ACTIVITIES                                     (24,145)         (21,703)

FINANCING ACTIVITIES
          Proceeds from issuance of new debt                              542,357          542,357
          Revolving credit borrowings/payments, net                      (479,378)        (474,199)
          Additions to deferred financing costs                           (13,419)         (13,419)
          Changes in minority interest                                       (218)            (218)
                                                                        ---------        ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                  49,342           54,521

Effect of exchange rate changes on cash and cash equivalents                  (40)             (40)
                                                                        ---------        ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                      11,167           13,569

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           16,361           12,542
                                                                        ---------        ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $  27,528        $  26,111
                                                                        =========        =========

NOTE 13 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2004 and December 31, 2003 and for the three and six months ended June 30, 2004 and June 30, 2003 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
JUNE 30, 2004
(US$ IN THOUSANDS)

                                                              GERDAU
                                                             AMERISTEEL                      NON-
                                                GUSAP       CORPORATION    GUARANTORS     GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                             -----------    -----------    -----------    -----------   ------------    ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                 $         -    $     4,349    $    11,531    $     1,006    $         -    $    16,886
   Accounts receivable, net                            -         78,505        224,055          2,171              -        304,731
   Inventories                                         -         85,268        339,646          2,345              -        427,259
   Deferred tax assets                                 -              -         13,269              -              -         13,269
   Other current assets                                -          3,191         14,082            196              -         17,469
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT ASSETS                                   -        171,313        602,583          5,718              -        779,614
INVESTMENT IN SUBSIDIARIES                       445,946        644,872        204,437              -     (1,133,421)       161,834
PROPERTY, PLANT AND EQUIPMENT                          -        166,680        610,526          3,269              -        780,475
GOODWILL                                               -              -        113,228          4,687              -        117,915
DEFERRED FINANCING COSTS                          10,291            140          4,439             36              -         14,906
DEFERRED TAX ASSETS                                    -         25,494        (17,902)             -              -          7,592
OTHER ASSETS                                           -              -            100              -              -            100
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS                                 $   456,237    $ 1,008,499    $ 1,517,411    $    13,710    $(1,133,421)   $ 1,862,436
                                             ===========    ===========    ===========    ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                          $         -    $    61,153    $   179,642    $     1,413    $         -    $   242,208
   Intercompany                                    4,727        (17,565)        41,447         18,795        (47,404)             -
   Accrued salaries, wages and employee
   benefits                                            -          4,895         27,598              1              -         32,494
   Accrued Interest                               19,259          1,082            849              -              -         21,190
   Other current liabilities                        (501)        10,247         44,424            639              -         54,809
   Bank indebtedness                                   -              -          3,021              -              -          3,021
   Current portion of long-term borrowings             -              -         25,712            449              -         26,161
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT LIABILITIES                         23,485         59,812        322,693         21,297        (47,404)       379,883

LONG-TERM BORROWINGS                             397,619             36         28,169          2,478              -        428,302
CONVERTIBLE DEBENTURE                                  -         74,751              -              -              -         74,751
RELATED PARTY BORROWINGS                               -         10,508         71,980       (129,816)        47,328              -
ACCRUED BENEFIT OBLIGATION                             -         51,876         31,112              -              -         82,988
OTHER LIABILITIES                                      -             49         43,491              -              -         43,540
DEFERRED TAX LIABILITIES                               -              -         96,305          1,223              -         97,528
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES                                421,104        197,032        593,750       (104,818)           (76)     1,106,992
SHAREHOLDERS' EQUITY
  Capital Stock                                   61,109        803,380        940,019         32,876     (1,191,647)       645,737
  Retained earnings (accumulated deficit)        (16,345)        47,608        (43,886)       114,797         (1,019)       101,155
  Accumulated other comprehensive income          (9,631)       (39,521)        27,528        (29,145)        59,321          8,552
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                        35,133        811,467        923,661        118,528     (1,133,345)       755,444
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $   456,237    $ 1,008,499    $ 1,517,411    $    13,710    $(1,133,421)   $ 1,862,436
                                             ===========    ===========    ===========    ===========    ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(US$ IN THOUSANDS)

                                                               GERDAU
                                                             AMERISTEEL                      NON-
                                               GUSAP        CORPORATION    GUARANTORS     GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                             -----------    -----------    -----------    -----------   ------------    ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                 $         -    $     3,033    $     5,813    $     1,104    $         -    $     9,950
   Accounts receivable, net                            -         45,425        158,476          1,325              -        205,226
   Inventories                                         -         71,477        279,976          1,389              -        352,842
   Deferred tax assets                                 -              -         13,269              -              -         13,269
   Other current assets                                -          6,101         14,494            106              -         20,701
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT ASSETS                                   -        126,036        472,028          3,924              -        601,988
INVESTMENT IN SUBSIDIARIES                       445,946        687,222        190,432              -     (1,191,286)       132,314
PROPERTY, PLANT AND EQUIPMENT                          -        175,654        616,038          3,371              -        795,063
GOODWILL                                               -              -        111,877          4,687              -        116,564
DEFERRED FINANCING COSTS                          10,977            145          4,902             39              -         16,063
DEFERRED TAX ASSETS                                    -         34,253        (17,988)        (1,220)             -         15,045
OTHER ASSETS                                           -            124            (52)             -              -             72
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS                                 $   456,923    $ 1,023,434    $ 1,377,237    $    10,801    $(1,191,286)   $ 1,677,109
                                             ===========    ===========    ===========    ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                          $         -    $    44,798    $   163,124    $       742    $         -    $   208,664
   Intercompany                                    4,697        111,625              -              -       (116,322)             -
   Accrued salaries, wages and employee
    benefits                                           -          3,297         26,434              1              -         29,732
   Accrued Interest                               21,360          1,433            937              -              -         23,730
   Other current liabilities                        (895)        10,873         23,559            820              -         34,357
   Bank indebtedness                                   -              -          1,524              -              -          1,524
   Current portion of long-term borrowings             -              -            798            452              -          1,250
                                             -----------    -----------    -----------    -----------    -----------    -----------

TOTAL CURRENT LIABILITIES                         25,162        172,026        216,376          2,015       (116,322)       299,257
LONG-TERM BORROWINGS                             397,270         75,078         87,669          2,686              -        562,703
CONVERTIBLE DEBENTURE                                  -         78,302              -              -              -         78,302
RELATED PARTY BORROWINGS                               -        (72,679)        73,118       (115,371)       114,932              -
ACCRUED BENEFIT OBLIGATION                             -         51,076         41,920              -              -         92,996
OTHER LIABILITIES                                      -             53         45,119              -              -         45,172
DEFERRED TAX LIABILITIES                               -              -         65,072              -              -         65,072
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES                                422,432        303,856        529,274       (110,670)        (1,390)     1,143,502

SHAREHOLDERS' EQUITY
  Capital Stock                                   61,109        727,862        955,126         32,876     (1,229,372)       547,601
  Retained earnings (accumulated deficit)        (16,987)        29,660       (150,853)       113,383         (1,019)       (25,816)
  Accumulated other comprehensive income          (9,631)       (37,944)        43,690        (24,788)        40,495         11,822
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                        34,491        719,578        847,963        121,471     (1,189,896)       533,607
                                             -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $   456,923    $ 1,023,434    $ 1,377,237    $    10,801    $(1,191,286)   $ 1,677,109
                                             ===========    ===========    ===========    ===========    ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                                                  GERDAU
                                                                                 AMERISTEEL                   NON-
                                                                      GUSAP     CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                                    ---------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES

Net income                                                          $     642    $  17,948    $ 106,967    $   1,414     $ 126,971
Adjustment to reconcile net income  to net cash
provided by (used in) operating activities:
     Depreciation                                                           -        8,477       29,308          102        37,887
     Amortization                                                         729            -          516            3         1,248
     Deferred income taxes                                                  -        8,974       29,013           45        38,032
     Income from Joint Ventures                                             -            -      (45,965)           -       (45,965)
     Distributions from Joint Ventures                                      -            -       15,799            -        15,799
Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable                                                    -      (35,072)     (66,331)        (933)     (102,336)
     Inventories                                                            -      (16,373)     (57,997)        (956)      (75,326)
     Other assets                                                           -         (350)       1,394           (2)        1,042
     Liabilities                                                       (1,719)     (24,552)      79,719          541        53,989
                                                                    ---------    ---------    ---------    ---------     ---------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                      (348)     (40,948)      92,693          214        51,611
INVESTING ACTIVITIES
     Investments                                                            -       18,739      (18,739)           -             -
     Additions to property, plant and equipment                             -       (4,960)     (21,469)           -       (26,429)
     Acquisitions                                                           -            -      (11,127)           -       (11,127)
                                                                    ---------    ---------    ---------    ---------     ---------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                         -       13,779      (51,335)           -       (37,556)
FINANCING ACTIVITIES
     Proceeds from issuance of new debt                                     -            -       25,000            -        25,000
     Revolving credit borrowings (payments)                               348      (69,517)     (60,693)        (210)     (130,072)
     Proceeds from issuance of employee stock purchases                     -            -          365            -           365
     Proceeds from issuance of common stock                                 -       98,102         (213)           -        97,889
                                                                    ---------    ---------    ---------    ---------     ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       348       28,585      (35,541)        (210)       (6,818)
    Effect of exchange rate changes                                         -         (100)         (99)        (102)         (301)
                                                                    ---------    ---------    ---------    ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            -        1,316        5,718          (98)        6,936
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            -        3,033        5,813        1,104         9,950
                                                                    ---------    ---------    ---------    ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $       -    $   4,349    $  11,531    $   1,006     $  16,886
                                                                    =========    =========    =========    =========     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(US$ IN THOUSANDS)

                                                                  GERDAU
                                                                AMERISTEEL                    NON-
                                                      GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS  CONSOLIDATED
                                                    ---------   -----------   ----------   ----------   ------------  ------------
OPERATING ACTIVITIES

Net (loss) income                                   $   7,192    $ (11,712)   $ (18,960)   $  10,283    $       -      $ (13,197)
Adjustment to reconcile net income (loss) to net
cash provided by (used for) operating activities:
     Depreciation                                           -        7,528       27,498          126            -         35,152
     Amortization                                       1,354        1,908          313            3            -          3,578
     Deferred income taxes                                  -       (3,366)      (7,391)       (1477)           -        (12,234)
     Gain on disposition of property, plant and
     equipment                                              -            -         (330)           -            -           (330)
     Foreign exchange on related party loans            7,241            -            -            -            -          7,241
     Income from Joint Ventures                             -            -       (4,862)           -            -         (4,862)
     Distributions from Joint Ventures                      -            -        1,799            -            -          1,799
Changes in operating assets and liabilities, net
of acquisitions:
     Accounts receivable                                    -      (16,681)     (39,930)        (506)           -        (57,117)
     Inventories                                            -       (6,106)       3,445           51            -         (2,610)
     Other assets                                           -       (4,886)      (4,277)           1            -         (9,162)
     Liabilities                                       31,214       17,100      (73,550)       9,041       48,728         32,533
                                                    ---------    ---------    ---------    ---------    ---------      ---------
NET CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES                                         47,001      (16,215)    (116,245)      17,522       48,728        (19,209)
                                                    ---------    ---------    ---------    ---------    ---------      ---------
INVESTING ACTIVITIES
     Investments                                     (477,866)      90,075     (508,485)           -      896,276              -
     Additions to property, plant and equipment             -       (3,102)     (18,678)           -            -        (21,780)
     Proceeds from dispositions                             -            -           77            -            -             77
                                                    ---------    ---------    ---------    ---------    ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                (477,866)      86,973     (527,086)           -      896,276        (21,703)
                                                    ---------    ---------    ---------    ---------    ---------      ---------
FINANCING ACTIVITIES
     Proceeds from issuance of new debt               395,030            -      147,327            -            -        542,357
     (Payment) borrowing of short-term and
     long-term borrowings, net                              -      (73,850)    (400,165)        (184)           -       (474,199)
     Additions to deferred financing                   (8,719)           -       (4,700)           -            -        (13,419)
     Changes in minority interest                           -            -         (218)           -            -           (218)
     Proceeds from issuance of common stock            44,554        1,741      915,982      (17,273)    (945,004)             -
                                                    ---------    ---------    ---------    ---------    ---------      ---------
NET CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES                                        430,865      (72,109)     658,226      (17,457)    (945,004)        54,521
                                                    ---------    ---------    ---------    ---------    ---------      ---------
    Effect of exchange rate changes                         -          (40)           -            -            -            (40)
                                                    ---------    ---------    ---------    ---------    ---------      ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS            -       (1,391)      14,895           65            -         13,569
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            -        9,118        2,161        1,263            -         12,542
                                                    ---------    ---------    ---------    ---------    ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD          $       -    $   7,727    $  17,056    $   1,328    $       -      $  26,111
                                                    =========    =========    =========    =========    =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                                     GERDAU
                                                                   AMERISTEEL                       NON-
                                                         GUSAP     CORPORATION     GUARANTORS     GUARANTORS   CONSOLIDATED
                                                       ---------   -----------     ----------     ----------   ------------
NET SALES                                              $       -    $ 150,516      $ 577,722      $   5,536      $ 733,774

OPERATING EXPENSES
      Cost of sales                                            -      116,688        435,126          4,474        556,288
      Selling and administrative                               -        2,719         19,817            243         22,779
      Depreciation                                             -        4,180         14,742             51         18,973
      Other operating (income)                                 -           (2)          (508)             -           (510)
                                                       ---------    ---------      ---------      ---------      ---------
                                                               -      123,585        469,177          4,768        597,530

INCOME FROM OPERATIONS                                         -       26,931        108,545            768        136,244

EARNINGS FROM JOINT VENTURES                                   -            -         36,184              -         36,184
                                                       ---------    ---------      ---------      ---------      ---------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES                    -       26,931        144,729            768        172,428

OTHER EXPENSES
      Interest, net                                       10,679        2,643         (3,325)            42         10,039
      Foreign exchange (gain) loss                            (8)         419              -              7            418
      Amortization of deferred financing costs               365            -            259              2            626
                                                       ---------    ---------      ---------      ---------      ---------
                                                          11,036        3,062         (3,066)            51         11,083

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST           (11,036)      23,869        147,795            717        161,345

INCOME TAX EXPENSE (BENEFIT)                                 201        7,772         48,321           (415)        55,879
                                                       ---------    ---------      ---------      ---------      ---------

(LOSS) INCOME BEFORE STOCK DIVIDENDS                     (11,237)      16,097         99,474          1,132        105,466

STOCK DIVIDENDS                                                -         (449)           449              -              -
                                                       ---------    ---------      ---------      ---------      ---------

NET (LOSS) INCOME                                      $ (11,237)   $  15,648      $  99,923      $   1,132      $ 105,466
                                                       =========    =========      =========      =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2003
(US$ IN THOUSANDS)

                                                                 GERDAU
                                                               AMERISTEEL                       NON-
                                                   GUSAP       CORPORATION     GUARANTORS    GUARANTORS     CONSOLIDATED
                                                 ---------     -----------     ----------    ----------     ------------
NET SALES                                        $       -      $ 160,328      $ 275,557      $   4,912      $ 440,797

OPERATING EXPENSES
     Cost of sales                                       -        152,306        243,013          4,261        399,580
     Selling and administrative                          -          3,252         14,596            393         18,241
     Depreciation                                        -          4,007         12,914            106         17,027
     Other operating (income) expense                    -         (1,060)         2,662              -          1,602
                                                 ---------      ---------      ---------      ---------      ---------
                                                         -        158,505        273,185          4,760        436,450

INCOME FROM OPERATIONS                                   -          1,823          2,372            152          4,347

EARNINGS FROM JOINT VENTURES                             -              -          1,176              -          1,176
                                                 ---------      ---------      ---------      ---------      ---------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES              -          1,823          3,548            152          5,523

OTHER EXPENSES
   Interest                                            890          9,953         14,300         (9,303)        15,840
   Foreign exchange (gain) loss                     (5,293)         3,670          3,366         (1,481)           262
   Amortization of deferred financing costs          1,091          1,908            202              3          3,204
                                                 ---------      ---------      ---------      ---------      ---------
                                                    (3,312)        15,531         17,868        (10,781)        19,306

INCOME (LOSS) BEFORE INCOME TAXES                    3,312        (13,708)       (14,320)        10,933        (13,783)

INCOME TAX (BENEFIT) EXPENSE                          (374)        (2,912)        (4,961)         1,350         (6,897)
                                                 ---------      ---------      ---------      ---------      ---------

NET INCOME (LOSS)                                $   3,686      $ (10,796)     $  (9,359)     $   9,583      $  (6,886)
                                                 =========      =========      =========      =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                                  GERDAU
                                                                AMERISTEEL                       NON-
                                                    GUSAP       CORPORATION    GUARANTORS     GUARANTORS    CONSOLIDATED
                                                 -----------    -----------    -----------    -----------   ------------
NET SALES                                        $         -    $   284,012    $ 1,058,386    $    10,329    $ 1,352,727

OPERATING EXPENSES
      Cost of sales                                        -        234,120        854,895          8,530      1,097,545
      Selling and administrative                           -          5,152         38,192            475         43,819
      Depreciation                                         -          8,477         29,308            102         37,887
      Other operating (income)                             -             (5)        (1,466)             -         (1,471)
                                                 -----------    -----------    -----------    -----------    -----------
                                                           -        247,744        920,929          9,107      1,177,780

INCOME FROM OPERATIONS                                     -         36,268        137,457          1,222        174,947

EARNINGS FROM JOINT VENTURES                               -              -         45,695              -         45,695
                                                 -----------    -----------    -----------    -----------    -----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES                -         36,268        183,152          1,222        220,642

OTHER EXPENSES
      Interest, net                                   21,358          6,159            471             71         28,059
      Foreign exchange (gain) loss                       (13)           716              -            (28)           675
      Amortization of deferred financing costs           729              -            516              3          1,248
                                                 -----------    -----------    -----------    -----------    -----------
                                                      22,074          6,875            987             46         29,982

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST       (22,074)        29,393        182,165          1,176        190,660

INCOME TAX EXPENSE (BENEFIT)                             394          9,197         54,336           (238)        63,689
                                                 -----------    -----------    -----------    -----------    -----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS                 (22,468)        20,196        127,829          1,414        126,971

STOCK DIVIDENDS                                       23,110         (2,248)       (20,862)             -              -
                                                 -----------    -----------    -----------    -----------    -----------
NET (LOSS) INCOME                                $       642    $    17,948    $   106,967    $     1,414    $   126,971
                                                 ===========    ===========    ===========    ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2003
(US$ IN THOUSANDS)

                                                                    GERDAU
                                                                  AMERISTEEL                         NON-
                                                       GUSAP      CORPORATION      GUARANTORS     GUARANTORS    CONSOLIDATED
                                                     ---------    -----------      ----------     ----------    ------------
NET SALES                                            $       -      $ 249,620      $ 601,897      $   5,843      $ 857,360

OPERATING EXPENSES
     Cost of sales                                           -        232,823        553,493          4,963        791,279
     Selling and administrative                              -          5,961         28,799            512         35,272
     Depreciation                                            -          7,528         27,498            126         35,152
     Other operating (income) expense                        -         (3,470)         3,291              -           (179)
                                                     ---------      ---------      ---------      ---------      ---------
                                                             -        242,842        613,081          5,601        861,524

INCOME (LOSS) FROM OPERATIONS                                -          6,778        (11,184)           242         (4,164)

EARNINGS FROM JOINT VENTURES                                 -              -          4,862              -          4,862
                                                     ---------      ---------      ---------      ---------      ---------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES                  -          6,778         (6,322)           242            698

OTHER EXPENSES
   Interest, net                                         1,792         12,962         21,134         (9,965)        25,923
   Foreign exchange (gain) loss                        (10,056)         3,361          6,124              -           (571)
   Amortization of deferred financing costs              1,354          1,908            313              3          3,578
                                                     ---------      ---------      ---------      ---------      ---------

                                                        (6,910)        18,231         27,571         (9,962)        28,930

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST           6,910        (11,453)       (33,893)        10,204        (28,232)

INCOME TAX (BENEFIT) EXPENSE                              (282)        (1,539)       (12,918)           (79)       (14,818)
                                                     ---------      ---------      ---------      ---------      ---------

INCOME (LOSS) BEFORE DIVIDENDS & MINORITY INTEREST       7,192         (9,914)       (20,975)        10,283        (13,414)

STOCK DIVIDENDS                                              -          1,798         (1,798)             -              -

MINORITY INTEREST                                            -              -            217              -            217
                                                     ---------      ---------      ---------      ---------      ---------

NET INCOME (LOSS)                                    $   7,192      $ (11,712)     $ (18,960)     $  10,283      $ (13,197)
                                                     =========      =========      =========      =========      =========

Corporate Information

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

SHAREHOLDER INFORMATION

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line.
Toronto: (416) 643-5500
Outside Toronto and US: 1-800-387-0825

FINANCIAL CALENDAR

Fiscal year end: December 31

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or

via email: IR@gerdauameristeel.com
Web site: www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL 33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone:+55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone:+55 (51) 3323.2703
Fax: +55(51)3323.2281
inform@gerdau.com.br

[LOGO] GERDAU AMERISTEEL

www.gerdauameristeel.com